EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006, 2005 and 2004

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Emgold Mining Corporation have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

William J. Witte

Shannon Ross

Chief Executive Officer

Chief Financial Officer

Vancouver, B.C., Canada
April 27, 2007

Independent Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 27, 2007

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April ____, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 27, 2007

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 2,504,377	$ 688,369
Short-term investments	--	2,735,570
Accounts receivable	14,646	40,240
Due from related party (Note 7)	235,410	131,224
Prepaid expenses and deposits	170,589	142,300
	2,925,022	3,737,703

Other	7,007	7,019
Equipment (Note 3)	421,949	523,090
Mineral property interests (Note 3)	910,672	859,531

	$ 4,264,650	$ 5,127,343

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 249,873	$ 427,870
Due to related parties (Note 7)	195,483	173,273
Capital lease obligation (Note 4)	5,365	--
	450,721	601,143
Capital lease obligation (Note 4)	31,504	--
Convertible preference shares (Note 5(b))	626,724	613,871
	1,108,949	1,215,014

Shareholders’ equity
Share capital	33,062,945	29,874,576
Equity component of convertible preference shares (Note 5(b))	90,902	90,902
Warrants	1,085,434	--
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,412,930	2,319,034
Deficit	(32,919,054)	(27,794,727)
	3,155,701	3,912,329

	$ 4,264,650	$ 5,127,343

Nature of operations and going concern (Note 1)

Commitments (Notes 3, 4, 5 and 9)

Subsequent events (Notes 3 and 5)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“William J. Witte”

Robin A. W. Elliott

William J. Witte

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2006	2005	2004

Expenses
Amortization	$ 88,291	$ 61,400	$ 21,936
Ceramext™ research costs (Note 14)	1,590,754	1,769,659	998,631
Exploration costs (Note 15)	1,796,199	1,668,224	2,876,046
Legal, accounting and audit	115,352	114,557	183,335
Management and consulting fees (Note 7)	60,827	31,582	30,579
Office and administration	451,710	448,357	283,581
Other consulting fees	30,089	68,600	--
Salaries and benefits	573,250	558,717	310,850
Shareholder communications	192,248	288,216	284,246
Stock-based compensation	65,526	143,979	263,318
Travel	126,360	131,770	55,569
	5,090,606	5,285,061	5,308,091
Other expenses and (income)
Foreign exchange loss	15,771	8,148	139,455
Finance and restructuring expenses	48,614	44,966	41,790
Accretion of debt component of preference shares (Note 5(b))	14,469	16,448	17,659
Interest income	(45,133)	(109,458)	(60,366)

Loss for the year	5,124,327	5,245,165	5,446,629

Deficit, beginning of year	27,794,727	22,549,562	17,102,933

Deficit, end of year	$ 32,919,054	$ 27,794,727	$ 22,549,562

Loss per share – basic and diluted	$0.08	$0.09	$0.12

Weighted average number of common shares outstanding	67,199,081	57,782,811	46,794,835

Total common shares outstanding, end of year	83,759,406	65,538,099	47,158,099

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2006, 2005 and 2004

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Warrants	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2003	43,455,880	$ 21,312,846	$ 90,902	$ --	$ 1,654,998	$ (577,456)	$ (17,102,933)	$ 5,378,357
Shares issued for cash:
Warrants exercised	2,935,219	1,236,089	--	--	--	--	--	1,236,089
Stock options exercised	517,000	59,731	--	--	--	--	--	59,731
Shares issued for other:
Ceramext™ licence agreement	200,000	182,108	--	--	--	--	--	182,108
Stewart Property payment at Cdn$0.76	50,000	28,903	--	--	--	--	--	28,903
Stock-based compensation	--	--	--	--	473,710	--	--	473,710
Loss for the year	--	--	--	--	--	--	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	--	2,128,708	(577,456)	(22,549,562)	1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	--	4,433
Stock-based compensation	--	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	29,874,576	90,902	--	2,319,034	(577,456)	(27,794,727)	3,912,329
Shares issued for cash
Private placement at Cdn$0.60, less share issue costs	1,426,202	632,895	--	65,198	--	--	--	698,093
Private placement at Cdn$0.26, less share issue costs	14,344,105	1,907,693	--	939,089	--	--	--	2,846,782
Flow-through private placement at Cdn$0.38, less share issue costs	2,238,000	581,896	--	81,147	--	--	--	663,043
Stock options exercised	153,000	50,629	--	--	(13,566)	--	--	37,063
Shares issued for other than cash
Stewart Property payment at Cdn$0.29	60,000	15,256	--	--	--	--	--	15,256
Stock-based compensation	--	--	--	--	107,462	--	--	107,462
Loss for the year	--	--	--	--	--	--	(5,124,327)	(5,124,327)
Balance, December 31, 2006	83,759,406	$ 33,062,945	$ 90,902	$ 1,085,434	$ 2,412,930	$ (577,456)	$ (32,919,054)	$ 3,155,701

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2006	2005	2004

Cash provided by (used for):
Operations:
Loss for the year	$ (5,124,327)	$ (5,245,165)	$ (5,446,629)
Items not involving cash
Amortization	158,181	260,315	194,255
Stock-based compensation	107,462	190,326	473,710
Accretion of debt component of preference shares	14,469	16,448	17,659
Effect of currency translation	(1,604)	19,274	42,453
Changes in non-cash operating working capital
Accounts receivable	25,594	33,839	(52,561)
Due to/from related parties	(81,976)	154,489	(188,918)
Prepaid expenses and deposits	(28,289)	(99,542)	(15,086)
Accounts payable and accrued liabilities	(192,798)	86,163	246,730
	(5,123,288)	(4,583,853)	(4,728,387)
Investing activities:
Mineral property acquisition costs	(35,885)	(61,575)	(628,566)
Short-term investments	2,735,570	(1,899,946)	4,517,844
Proceeds on disposition of prototype equipment	31,400	--	--
Equipment additions	(46,340)	(290,526)	(472,659)
	2,684,745	(2,252,047)	3,416,619
Financing activities:
Common shares and warrants issued for cash	4,256,515	7,054,899	1,295,820
Capital lease payments	(1,964)	--	--
	4,254,551	7,054,899	1,295,820

Increase (decrease) in cash and cash equivalents during the year	1,816,008	218,999	(15,948)
Cash and cash equivalents, beginning of year	688,369	469,370	485,318

Cash and cash equivalents, end of year	$ 2,504,377	$ 688,369	$ 469,370

Supplemental cash flow information (Note 10)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

1.

Nature of operations and going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

Emgold Mining Corporation (the “Company”) incurred a loss of $5,124,327 for the year ended December 31, 2006, and had net current assets of $2,474,301 and an accumulated deficit of $32,919,054 at December 31, 2006.  Operations for the year ended December 31, 2006, have been funded primarily from the issuance of capital stock, and redemptions of short-term investments.

The current financial position and past results of operations indicate that there is substantial doubt about the ability of the Company to continue as a going concern.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing innovative technology for the production of high value products from minerals and waste products.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or research of innovative technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and innovative technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.

Significant accounting policies

(a)

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of the Company and its direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in Note 13, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Actual results could differ materially from those estimated.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition.

Interest from cash and cash equivalents is recorded on an accrual basis.

(d)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.

(e)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(f)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economic and a production decision is made.

(g)

Ceramics technology research and development costs

Research costs are expensed as incurred.  Development costs are deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral and subsequent amortization.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(h)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

(i)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in income in the current period.

(j)

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures.  In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.   At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

(k)

Income taxes

Future income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

(l)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(m)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding options, warrants and potential conversion of preference shares has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

(n)

Stock-based compensation

The Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

3.

Property, plant and equipment

(a)

Equipment

December 31, 2006	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 248,980	$ 97,044	$ 151,936
Office furniture and equipment	65,857	26,796	39,061
Research equipment	173,464	49,706	123,758
Computer hardware and software	119,721	81,690	38,031
Leasehold improvements	126,798	92,585	34,213
Vehicle – held under capital lease	38,833	3,883	34,950
Total	$ 773,653	$ 351,704	$ 421,949

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 269,315	$ 53,355	$ 215,960
Office furniture and equipment	56,599	14,237	42,362
Research equipment	158,298	15,636	142,662
Computer hardware and software	97,333	51,706	45,627
Leasehold improvements	126,798	50,319	76,479
Total	$ 708,343	$ 185,253	$ 523,090

Research equipment is being used for research and development of the Ceramext™ Process.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

(a)

Equipment (continued)

Ceramext™ Process

The Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (paid); $10,000 per quarter in 2006 (paid); $20,000 per quarter in 2007 ($20,000 paid); and $40,000 per quarter thereafter.

(b)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2006	December 31, 2005
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,726	94,735
Jazz Property, British Columbia	31,828	21,828
Stewart Property, British Columbia	161,932	146,782
	$ 910,672	$ 859,531

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% net smelter royalty from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly on February, May, August and November 1st commencing May 1, 2004 and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and net smelter royalty remain unchanged.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

Idaho-Maryland Property, California (continued)

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2006 was $4,896,000, and is increased by 3% each lease-year.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares. The property is subject to a 3.0% net smelter returns royalty (“NSR”).  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($30,000 paid to date) to the optionor over a ten-year period.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement, which was completed.  The Company will have the right to purchase 66⅔% of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and amended in 2006, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$120,000 (Cdn$80,000 paid to date) and issuing 260,000 common shares (issued).  One additional cash payment of $40,000 is remaining, due in August 2007, whereupon the Company will be vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

4.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At December 31, 2006, future minimum lease payments under capital leases are $46,667, including $9,798 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Years ending December 31,	$
2007	$ 8,358
2008	8,358
2009	8,358
2010	8,358
2011	8,358
2012	4,877
Total minimum payments	46,667
Less interest	(9,798)
Capital lease obligation	36,869
Less: current portion	(5,365)
Non-current portion	$ 31,504

5.

Share capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preference shares without par value

(a)

Common shares, issued and fully paid

See Consolidated Statements of Shareholders’ Equity.

During the year ended December 31, 2006, the Company:

(1)

completed a private placement of 1,426,202 units at a price of Cdn$0.60 per unit, for gross proceeds of Cdn$855,721.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of Cdn$1.00 per share.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4.1%; volatility factor of 74%; and an average expected life of two years.  The value attributed to these non-transferable share purchase warrants was Cdn$0.11 per warrant.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

5.

Share capital (continued)

(a)

Common shares, issued and fully paid (continued)

(2)

completed a brokered private placement of 14,344,105 units at a price of Cdn$0.26 per unit.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$0.40 per common share until December 6, 2008.  The value attributed to these non-transferable share purchase warrants was Cdn$0.07 per warrant.  The Company issued an aggregate of 1,147,529 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and a warrant exercisable at Cdn$0.40 until December 6, 2008. In addition, the Company paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with this transaction and the issuance of flow-through shares described below.  The total value attributed to each of the compensation share purchase warrants on the non flow-through shares was Cdn$0.25.  The share purchase warrants and compensation warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.

(3)

completed a brokered private placement of 2,238,000 flow-through units (the “FT Units”) at a price of Cdn$0.38 per FT Unit for gross proceeds of Cdn$850,440.  Each FT Unit is comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006. The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23.

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2006 and 2005	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2006	December 31, 2005
Balance, beginning of year	$ 613,871	$ 577,529
Accretion	14,469	16,448
Foreign exchange loss (gain) on debt	(1,616)	19,894
	12,853	36,342
Balance, end of year	$ 626,724	$ 613,871

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

5.

Share capital (continued)

(b)

Preference shares, issued (continued)

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2006, $194,148 (December 31, 2005 - $147,018) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2006.  The stock options currently outstanding are exercisable for periods up to ten years from the date of grant.

The following table summarizes stock option transactions for the years ended December 31, 2004, 2005, and 2006:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2003	4,376,000	$0.73
Exercised	(517,000)	$0.15
Granted	2,280,000	$0.91
Cancelled, forfeited and expired	(25,000)	$1.00
Balance, December 31, 2004	6,114,000	$0.84
Exercised	(20,000)	$0.25
Cancelled	(50,000)	$1.00
Granted	260,000	$0.36
Balance, December 31, 2005	6,304,000	$0.82
Exercised	(153,000)	$0.27
Cancelled	(45,000)	$0.95
Granted	820,000	$0.29
Balance, December 31, 2006	6,926,000	$0.77

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

5.

Share capital (continued)

(c)

Stock options (continued)

The following table summarizes information about the stock options outstanding at December 31, 2006:

Exercise Price	Number Outstanding and Exercisable at December 31, 2006	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	2.40 years
Cdn$0.30	145,000	0.30 years
Cdn$0.10	441,000	4.78 years
Cdn$0.60	150,000	6.64 years
Cdn$1.00	2,930,000	6.92 years
Cdn$0.90	2,110,000	7.53 years
Cdn$0.36	160,000	3.49 years
Cdn$0.29	820,000	4.90 years
		6.40 years

For the year ended December 31, 2006, the Company incurred stock-based compensation expense of $107,462 (2005 - $190,326; 2004 - $473,710).  A portion of the expense is included in Note 14 - Ceramext™ Research Costs (and in Note 15 - Exploration Expenses..

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31,
	2006	2005	2004
Risk free interest rate	3.84%	3.10%	2.43% -2.53%
Expected life (years)	3	3	3
Expected volatility	75%	67% - 88%	128% - 130%
Weighted average fair value per option grant	$0.13	$0.17 - $0.82	$0.83 - $0.93

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Subsequent to December 31, 2006, 170,000 stock options exercisable at Cdn$0.90, 13,000 options exercisable at Cdn$0.10, 20,000 options exercisable at Cdn$0.30 and 250,000 stock options exercisable at Cdn$1.00 were cancelled, pursuant to the terms of the stock option plan for employees, directors and consultants no longer associated with the Company.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

5.

Share capital (continued)

(d)

Warrants

As at December 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
37,099,823	Weighted Average Exercise Price: Cdn$0.56

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

6.

Income and resource taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,
	2006	2005	2004
Statutory tax rate	34.12%	34.87%	35.62%
Loss for the year	$ (5,124,327)	$ (5,245,165)	$ (5,446,629)
Expected tax (recovery)	(1,748,420)	(1,828,989)	(1,940,089)
Non-deductible amounts	(157,960)	197,013	1,418,596
Effect of change in rates on FITA	437,429	--	--
Differences in foreign tax rates	(384,690)	(205,346)	5,250
Change in valuation allowance	1,501,984	1,837,322	516,243
Expiry of tax losses and other	351,657	--	--
	$ --	$ --	$ --

The significant components of the Company’s future tax assets are as follows:

	December 31, 2006	December 31, 2005
Future income tax assets
Operating and capital losses carried forward	$ 5,146,490	$ 4,888,351
Mineral property interests and research costs representing excess of tax basis over carrying value	7,541,634	6,563,126
Share issuance costs	265,337	--
	12,953,461	11,451,477
Valuation allowance for future tax assets	(12,953,461)	(11,451,477)
	$ --	$ --

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

6.

Income and resource taxes (continued)

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, a full valuation allowance has been applied against the carrying value of future income tax assets for accounting purposes.

The Company has a capital loss carried forward of $96,185 with no expiry date, but that may only be used to offset future capital gains. Additionally, the Company has non-capital losses carried forward of $4,885,172 that may be available for Canadian tax purposes.  The Company also has non-capital losses carried forward of $8,876,511 that may be available for United States tax purposes. The US tax losses may be subject to a restriction on usage if the Company is deemed to have experienced a change in ownership. The losses expire as follows:

Expiry date	US Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	269,174
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,168,581
2026	1,518,312
$ 8,876,511
Expiry date	Canadian Tax
2007	204,723
2008	105,317
2009	179,594
2010	724,912
2014	839,228
2015	1,475,130
2026	1,356,268
$ 4,885,172

7.

Related party transactions and balances

Balances receivable from (e):	December 31, 2006	December 31, 2005
LMC Management Services Ltd.	$ 235,410	$ 131,224
Balances payable to (e):
Directors, officers and employees	$ 195,483	$ 173,273

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2006, $827,056 (2005 - $649,271; 2004 - $539,130) in management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC valued at $1.  There is no difference between the cost of the investment in LMC of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  Under the terms of the service agreement, three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement

(b)

Legal fees of $Nil (2005 - $34,625; 2004 - $32,268) were paid to a law firm of which a director, Sargent H. Berner, was an associate to April 1, 2006.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

7.

Related party transactions and balances (continued)

(c)

Consulting fees of Cdn$38,000 (2005 – Cdn$7,500; 2004 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are fully described in Note 5 (b).

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 5 (b).  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

8.

Financial instruments

(a)

Current assets and liabilities

The Company’s current financial instruments comprise cash and cash equivalents, accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, and the current portion of capital lease obligations.  Financial assets and liabilities are recorded at cost.  The fair value of these financial instruments approximates their carrying value, except for dividends payable on preference shares, due to the immediate or short-term maturity of the financial instruments.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.

(b)

Non-current items

The Company’s non-current financial instruments comprise the debt component of preference shares and the non-current portion of capital lease obligations.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 (See Note 5 (b)).

9.

Commitments

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum monthly lease payments are currently $20,138, and increase to $21,928 on April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2007, will be $3.05 million, increasing by $50,000 annually to the end of fiscal 2009, with an additional increase in 2010.

See notes 3 (a), 3 (b), 4 and 5 (b) for further commitments.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

10.

Supplementary cash flow information – non-cash transactions

Years ended December 31,
	2006	2005	2004
Financing and investing activities
Shares issued for finance fee	$ 214,123	$ --	$ --
Agent’s warrants	$ 67,910
Shares issued for Stewart Property payment	$ 15,256	$ --	$ 28,903
Shares issued for Ceramext™ technology	$ --	$ --	$ 182,108

11.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research of the Ceramext™ technology.  In late 2006, the expenditures on the Ceramext™ technology have been reduced to a care and maintenance level due to the focus on development of the Idaho-Maryland Property.

The Company’s principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext™ Technology	Total
December 31, 2006	$ 2,795,513	$ 1,138,324	$ 330,813	$ 4,264,650
December 31, 2005	$ 3,366,951	$ 1,197,739	$ 562,653	$ 5,127,343

Loss	Corporate	Mineral Properties	Ceramext™ Technology	Total
Year ended December 31, 2006	$ 1,173,425	$ 2,044,955	$ 1,905,947	$ 5,124,327
Year ended December 31, 2005	$ 1,136,964	$ 1,996,276	$ 2,111,925	$ 5,245,165
Year ended December 31, 2004	$ 1,130,313	$ 3,088,424	$ 1,227,892	$ 5,446,629

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2006	$ 3,116,910	$ 1,147,740	$ 4,264,650
December 31, 2005	$ 3,643,225	$ 1,484,118	$ 5,127,343

Loss	Canada	United States	Total
Year ended December 31, 2006	$ 1,178,791	$ 3,945,536	$ 5,124,327
Year ended December 31, 2005	$ 1,200,297	$ 4,044,868	$ 5,245,165
Year ended December 31, 2004	$ 1,387,741	$ 4,058,888	$ 5,446,629

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

12.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

13.

Differences in generally accepted accounting principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2006	2005	2004
Loss under Canadian GAAP	$ (5,124,327)	$ (5,245,165)	$ (5,446,629)
Accretion of debt component of preference shares (a)	14,469	16,448	17,659
Foreign exchange on debt component of preference shares (a)	(1,616)	19,894	42,453
Ceramext™ process	--	141,054	(141,054)
Loss and comprehensive loss under U.S. GAAP	$ (5,111,474)	$ (5,067,769)	$ (5,527,571)
Weighted average number of shares under U.S. GAAP	67,199,081	57,782,811	46,794,835
Loss per share under US GAAP – basic and diluted	$ (0.08)	$ (0.09)	$ (0.12)

Consolidated Balance Sheets

	December 31, 2006
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash	$ 2,504,377	$ (729,741)	$ 1,774,636
Restricted cash	--	729,741	729,741
Other current assets	420,645	--	420,645
Equipment, mineral property interests and other non-current assets	1,339,628	--	1,339,628
Total assets	$ 4,264,650	$ --	$ 4,264,650

Liabilities
Total current liabilities	$ 450,721	$ --	$ 450,721
Premium on flow-through shares (b)	--	136,499	136,499
Capital lease obligation	31,504	--	31,504
Convertible preference shares (a)	626,724	(626,724)	--
Total liabilities	1,108,949	(490,225)	618,724

Shareholders’ equity (a)	3,155,701	490,225	3,645,926
Total liabilities and shareholders’ equity	$ 4,264,650	$ --	$ 4,264,650

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Balance Sheets (continued)

	December 31, 2005
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash	$ 688,369	$ --	$ 688,369
Other current assets	3,049,334	--	3,049,334
Equipment, mineral property interests and other non-current assets	1,389,640	--	1,389,640
Total assets	$ 5,127,343	$ --	$ 5,127,343

Liabilities
Total current liabilities (b)	$ 601,143	$ --	$ 601,143
Convertible preference shares (a)	613,871	(613,871)	--
Total liabilities	1,215,014	(613,871)	601,143

Shareholders’ equity (a, b))	3,912,329	613,871	4,526,200
Total liabilities and shareholders’ equity	$ 5,127,343	$ --	$ 5,127,343

Consolidated Statements of Cash Flows

	Years ended December 31,
	2006	2005	2004
Operating activities
Operating activities under Canadian GAAP	$ (5,123,288)	$ (4,583,853)	$ (4,728,387)
Ceramext™ process	--	--	(100,000)
Operating activities under U.S. GAAP	(5,123,288)	(4,583,853)	(4,828,387)

Investing activities
Investing activities under Canadian GAAP	2,684,745	(2,252,947)	3,414,619
Restricted cash	(729,741)	--	--
Ceramext™ process	--	--	100,000
Investing activities under U.S. GAAP	$ 1,955,004	$ (2,252,947)	$ 3,514,619

Differences between Canadian and U.S. GAAP, as they may affect the Company’s financial statements are as follows:

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur.  The foreign currency gain or loss related to the debt portion of the preference shares recognized under Canadian GAAP is recorded as an adjustment to income under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(b)

Flow-through shares

As described in note 2(j) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 2,238,000 flow-through common shares at Cdn$0.38 per share.  The gross proceeds of this placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totalled $729,741.  The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

(c)

Impact of recent applicable United States accounting pronouncements

Share purchase warrants

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have issued recent interpretations for U.S. GAAP that suggest warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.  This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

The Company is awaiting the results of the FASB’s project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives.  Accordingly, the issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the FASB project the Company will assess the impact this may have on the consolidated financial statements for U.S. GAAP and record an adjustment in accordance with the guidance provided in the FASB’s project

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(d)

Impact of recent applicable United States accounting pronouncements (continued)

Share-based payments

On January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment (“FAS 123R”).  Previously, the Company accounted for stock-based compensation using the fair value method under the provisions of FASB Statement No. 123 Accounting for Stock-Based Compensation.  As the Company had previously applied the fair value method of accounting for stock-based compensation, the adoption of FAS 123R did not have a significant impact on the Company’s consolidated financial statements.

Accounting for Uncertainty in Tax Positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 is effective for the Company on January 1, 2007.  The Company does not believe that FIN 48 will impact its consolidated financial statements for U.S. GAAP.

(e)

Recently issued accounting pronouncements in Canada

Comprehensive income.

 CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006.  Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources.  It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments.  (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.

 In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale.  Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost.  Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income.  The standard also permits the designation of any financial instrument as held for trading upon initial recognition.   The Company is still determining the full impact of these standards on its consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Hedges.

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies; fair-value hedges and cash-flow hedges.  The Company’s foreign operations are not self-sustaining.  As at December 31, 2006, the adoption of this Section is not expected to have a material impact on the financial statements.

14.

Ceramext™ research costs

	Years ended December 31,
	2006	2005	2004
Ceramext™ Research Costs
Prototypes materials for research	$ 131,955	$ 104,374	$ 173,246
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	40,000	156,060	141,054
Consulting fees	44,781	24,784	281,506
Consumable materials	35,473	51,026	40,349
Engineering costs	1,017,919	812,923	142,800
Marketing and commercialization	27,442	351,000	--
Sample preparation	83,283	70,190	27,882
Site costs	165,692	160,393	100,860
Stock-based compensation	11,139	28,489	68,440
Transportation	33,070	10,420	22,494
Incurred during the year	$ 1,590,754	$ 1,769,659	$ 998,631

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004
(Expressed in United States dollars)

15.

Exploration costs

	Years ended December 31,
	2006	2005	2004
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 1,352	$ 5,875	$ 70,016
Drilling	--	--	909,625
Geological and geochemical	778,354	762,140	658,920
Land lease and taxes	147,631	130,736	105,907
Mine planning	565,546	459,984	488,817
Site activities	255,427	213,756	369,541
Stock-based compensation	30,797	17,858	126,742
Transportation	13,042	14,551	44,106
Incurred during the year	1,792,149	1,604,900	2,773,674

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	3,789
Geological and geochemical	126	1,625	(21,929)
ite activities	55	155	295
Stock-based compensation	--	--	7,605
Transportation	--	--	1,460
Incurred during the year	181	1,780	(8,780)

Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	6,425	--
Drilling	--	59,198	--
Geological and geochemical	3,549	3,430	18,985
Site activities	101	5,409	312
Stock-based compensation	--	--	7,605
Transportation	--	1,061	2,374
Assistance and recoveries	--	(4,273)	--
Incurred during the year	3,650	71,250	29,276

Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	--	6,437
Drilling	--	--	58,786
Geological and geochemical	204	1,862	13,176
Site activities	15	--	--
Transportation	--	--	3,477
Assistance and recoveries	--	(11,568)	--
Incurred during the year	219	(9,706)	81,876

Total Exploration Expenses	$ 1,796,199	$ 1,668,224	$ 2,876,046